                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
                    under the Securities Exchange Act of 1934

                                 Amendment No. 1

                          TouchTunes Music Corporation
                          ----------------------------
                              (Name of the Issuer)


                          TouchTunes Music Corporation
                          ----------------------------
                       (Names of Persons Filing Statement)


                         Class A voting common stock of
            TouchTunes Music Corporation, par value $0.001 per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                  878 462 10 0
                                  ------------
                      (CUSIP Number of Class of Securities)


                                 John Perrachon
                          TouchTunes Music Corporation
                             1800 East Sahara Avenue
                                    Suite 107
                             Las Vegas, Nevada 89104
                                 (702)-792-7405
                             -----------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a. /X/ The filing of solicitation materials or an information statement to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. / / A tender offer.

d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

Check the following box if the filing is a final amendment reporting results of the transaction: / /

                            CALCULATION OF FILING FEE
                            -------------------------

     Transaction Value*                           Amount of Filing Fee
     $360,000.00                                  $72.00

The above transaction value assumes that     The above filing fee was determined
in connection with the reverse stock split   by multiplying 0.0002 by the
described in this Schedule 13e-3             transaction value stated opposite.
TouchTunes Music Corporation will use a
ratio of one to 2,000 and purchase
fractional interests equivalent to
approximately 720,000 pre-split shares of
Class A voting common stock, par value
$0.001 per share, of the corporation for
$0.50 per share.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/X/ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $72.00
                        -----------------------------------------------
Form or Registration No.:  Schedule 13E-3
                          ---------------------------------------------
Filing Party:  TouchTunes Music Corporation
              ---------------------------------------------------------
Date Filed:  February 12, 2004
            -----------------------------------------------------------

ITEM NO.                        REQUIRED INFORMATION
--------                        --------------------


ITEM 1.       SUMMARY TERM SHEET (Item 1001 of Regulation M-A).

              The Summary Term Sheet is incorporated herein by reference to the Item "Summary Term Sheet" on page 2 of the proxy statement to stockholders which is incorporated herein by reference to the proxy statement attached as exhibit to Form 14A, dated June 17, 2004 (the "Proxy Statement").


ITEM 2.       SUBJECT COMPANY INFORMATION (Item 1002 of Regulation M-A).

              (a) Name and address. The corporation's name and address information is incorporated herein by reference to the Item "The Corporation" on page 8 of the Proxy Statement.

              (b) Securities. Information regarding the corporation's securities is incorporated herein by reference to the Item "The Corporation" on page 8 of the Proxy Statement.

              (c) Trading market and price. Trading market and price information is incorporated herein by reference to the Item "The Corporation" on page 8 of the Proxy Statement.

              (d) Dividends. Information regarding dividends is incorporated herein by reference to the Item "The Corporation" on page 8 of the Proxy Statement.

              (e) Prior public offerings. Information regarding prior public offering is incorporated herein by reference to the Item "The Corporation" on page 8 of the Proxy Statement.

              (f) Prior stock purchases. Information regarding prior stock purchases is incorporated herein by reference to the Item "The Corporation" on page 8 of the Proxy Statement.


ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON (paragraphs (a) through
              (c) of Item 1003 of Regulation M-A).

              (a) Name and address. The corporation's name and address information is incorporated herein by reference to the Item "The Corporation" on page 8 of the Proxy Statement.

              (b) Business and background of entities. Information regarding the corporation's business and background information is incorporated herein by reference to the Item "The Corporation" on page 8 of the Proxy Statement.

              (c) Business and background of natural persons. Information regarding business and background of natural persons is incorporated herein by reference to the Item "Summary Term Sheet" on page 9 of the Proxy Statement.

ITEM NO.                        REQUIRED INFORMATION
--------                        --------------------


ITEM 4.       TERMS OF THE TRANSACTION (paragraphs (a) and (c) through (f) of
              Item 1004 of Regulation M-A).

              (a) Material terms. Information regarding the material terms of the going private transaction is incorporated herein by reference to the Item "The Transaction--Material Terms" on page 14 of the Proxy Statement.

              (b) Different terms. Information regarding different terms in connection with the going private transaction is incorporated herein by reference to the Item "The Transaction--Material Terms" on page 14 of the Proxy Statement.

              (c) Appraisal rights. Information regarding appraisal rights in connection with the going private transaction is incorporated herein by reference to the Item "The Transaction--Appraisal Rights" on page 19 of the Proxy Statement.

              (d) Provisions for unaffiliated security holders. Information regarding provisions for unaffiliated security holders is incorporated herein by reference to the Item "Fairness of the Transaction--Other Comparable Transactions" on page 7 of the Proxy Statement.

              (e)    Eligibility for listing or trading. Not applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS (paragraphs (a) through (c) and (e) of Item 1005 of
              Regulation M-A).

              (a) Transactions. Information regarding corporate transactions is incorporated herein by reference to the Item "Capital Restructuring" on page 19 of the Proxy Statement.

              (b) Significant corporate events. Information regarding significant corporate events is incorporated herein by reference to the Item "Capital Restructuring" on page 19 of the Proxy Statement.

              (c) Negotiations or contacts. Information regarding corporate negotiations and contracts is incorporated herein by reference to the Item "Capital Restructuring" on page 19 of the Proxy Statement.

              (e) Agreements involving the subject company's securities. Information regarding agreements involving the subject corporation's securities is incorporated herein by reference to the Item "Capital Restructuring" on page 19 of the Proxy Statement.

ITEM NO.                        REQUIRED INFORMATION
--------                        --------------------

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
              (paragraphs (b) and (c)(1) through (8) of Item 1006 of Regulation M-A).

              (a) Use of securities acquired. Information regarding the use of the securities to be acquired in the going private transaction is incorporated herein by reference to the Item "The Transaction--Material Terms" on page 14 of the Proxy Statement.

              (b) Plans. Information regarding the corporation's plans in connection with the going private transaction is incorporated herein by reference to the Item "The Transaction--Purpose" on page 14 of the Proxy Statement.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS (Item 1013 of Regulation M-A).

              (a) Purposes. Information regarding the purposes of the going private transaction is incorporated herein by reference to the Item "The Transaction--Purpose" on page 14 of the Proxy Statement.

              (b) Alternatives. Information regarding alternatives to the going private transaction is incorporated herein by reference to the Item "The Transaction--Alternatives" on page 15 of the Proxy Statement.

              (c) Reasons. Information regarding the reasons to the going private transaction is incorporated herein by reference to the Item "The Transaction--Reasons" on page 15 of the Proxy Statement.

              (d) Effects. Information regarding the effects of the going private transaction is incorporated herein by reference to the Item "The Transaction--Effects" on page 15 of the Proxy Statement.

ITEM NO.                        REQUIRED INFORMATION
--------                        --------------------

ITEM 8.       FAIRNESS OF THE TRANSACTION (Item 1014 of Regulation M-A).

              (a) Fairness. Information regarding the fairness of the going private transaction is incorporated herein by reference to the Item "Special Factors--Fairness of the Transaction" on page 4 of the Proxy Statement.

              (b) Factors considered in determining fairness. Information regarding the factors considered in determining the fairness of the going private transaction is incorporated herein by reference to the Item "Special Factors--Fairness of the Transaction" on page 5 of the Proxy Statement.

              (c) Approval of security holders. Information regarding the approval of security holders of the going private transaction is incorporated herein by reference to the Item "Special Factors--Fairness of the Transaction" on page 6 of the Proxy Statement.

              (d) Unaffiliated representative. Information regarding unaffiliated representatives in connection with the going private transaction is incorporated herein by reference to the Item "Special Factors--Fairness of the Transaction" on page 7 of the Proxy Statement.

              (e) Approval of directors. Information regarding the approval by directors of the going private transaction is incorporated herein by reference to the Item "Special Factors--Fairness of the Transaction" on page 7 of the Proxy Statement.

              (f) Other offers. Information regarding other offers is incorporated herein by reference to the Item "Special Factors--Fairness of the Transaction" on page 7 of the Proxy Statement.


ITEM 9. REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS (Item 1015 of Regulation M-A).

              (a) Reports, opinions, or appraisals. Information regarding reports, opinions, or appraisals in connection with the going private transaction is incorporated herein by reference to the Item "Special Factors--Reports, Opinions, Appraisals, and Certain Negotiations" on page 7 of the Proxy Statement.

              (b) Preparer and summary of the report, opinion, or appraisal. Not applicable.

              (c)    Availability of documents. Not applicable.

ITEM NO.                        REQUIRED INFORMATION
--------                        --------------------


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION (Item 1007 of Regulation M-A).

              (a) Source of funds. Information regarding the sources of funds for the going private transaction is incorporated herein by reference to the Item "Source and Amount of Funds or Other Consideration" on page 19 of the Proxy Statement.

              (b)    Conditions. Not applicable.

              (c) Expenses. Information regarding expenses in connection with the going private transaction is incorporated herein by reference to the Item "Source and Amount of Funds or Other Consideration" on page 19 of the Proxy Statement.

              (d)    Borrowed funds. Not applicable.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY (Item 1008 of Regulation M-A).

              (a) Securities ownership. Information regarding ownership of corporation's securities is incorporated herein by reference to the Item "Beneficial Ownership of Common Stock" on page 12 of the Proxy Statement.

              (b) Securities transactions. Information regarding transactions in the corporation's securities is incorporated herein by reference to the Item "Beneficial Ownership of Common Stock" on page 12 of the Proxy Statement.


ITEM 12. THE SOLICITATION OR RECOMMENDATION (paragraphs (d) and (e) of Item 1012 of Regulation M-A).

              (a) Intent to tender or vote in a going private transaction. Not applicable.

              (b)    Recommendations of others. Not applicable.


ITEM 13. FINANCIAL STATEMENTS (paragraphs (a) and (b) of Item 1010 of Regulation M-A).

              (a) Financial information. The audited financial statements of the corporation for the two fiscal years required to be filed with the corporation's most recent annual report under the Exchange Act are incorporated herein by reference from pages F1 to F20 of the corporation's Annual Report on Form 10-KSB for the year ended December 31, 2003.

              (b)    Pro forma information. Not applicable.

ITEM NO.                        REQUIRED INFORMATION
--------                        --------------------


ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED (Item 1009 of Regulation M-A).

              (a)    Solicitations or recommendations. Not applicable.

              (b) Employees and corporate assets. Other than the employees and officers of the corporation employed and assets of the corporation used in connection with the proposal, analysis, consideration, approval and execution of the Proposed Transaction, no employee, officer, or asset of the corporation has been or will be used in connection with the Proposed Transaction.


ITEM 15.      ADDITIONAL INFORMATION (paragraph (b) of Item 1011 of
              Regulation M-A).

              (b) Other material information. Copies of any information incorporated in this Schedule 13E-3 by reference to any other document filed by the corporation with the Securities and Exchange Commission may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of such documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is "www.sec.gov." The corporation will also make copies of such documents available to stockholders upon written request to the corporation's headquarters.

ITEM NO.                        REQUIRED INFORMATION
--------                        --------------------


ITEM 16. EXHIBITS (paragraphs (a) through (d), (f), and (g) of Item 1016 of Regulation M-A).

              (a)(1) Proxy statement sent to security holders of TouchTunes
                     Music Corporation in connection with the going private transaction (incorporated herein by reference to the Proxy Statement).

              (a)(2) Press release of TouchTunes Music Corporation relating to going private transaction, dated December 3, 2003 (incorporated herein by reference to Exhibit 99.1 to the current report of the corporation on Form 8-K dated December 3, 2003).

              (b)    Not applicable.

              (c)    Not applicable.

              (d) Amended and restated voting trust and limited shareholders agreement, dated June 10, 2003, among Techno Expres S.A., Caisse de Depot et Placement du Quebec, Societe Innovatech du Grand Montreal, and the corporation (incorporated by reference to Exhibit 9.1 to the quarterly report of the corporation on Form 10-QSB for the quarterly period ended June 30, 2003).

              (f) Statement of appraisal rights of security holders of TouchTunes Music Corporation in connection with going private transaction (incorporated by reference to Annex A to the Proxy Statement).

              (g)    Not applicable.

                                    SIGNATURE
                                    ---------


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete, and correct.


TOUCHTUNES MUSIC CORPORATION

By: /s/ Matthew Carson
    ------------------
    Matthew Carson
    Vice President Finance and
    Chief Financial Officer

Dated: June 17, 2004